SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

51143, INC.

COMMON STOCK

CUSIP NUMBER

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

September 29, 2005

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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Dr. Larry L. Ball

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions):	AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:	United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:	100,000*

(8) Shared Voting Power:	0

(9) Sole Dispositive Power:	100,000*

(10) Shared Dispositive Power:	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:	100,000*

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):	100%

(14) Type of Reporting Person:	IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock of:

51143, Inc

2320 Walsh Avenue,

Santa Clara, California 95051

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name:	Dr. Larry L. Ball

(b)	Address:	2320 Walsh Avenue,
Santa Clara, California 95051

(c)       Dr. Ball is the sole shareholder and Chief Executive Officer of International Global General Technologies, Inc., a development company planning to establish and operate an international homeland security development facility from which products and solutions for homeland security will be licensed by, or produced for contracts with international customers. IGGT is expected to create or acquire certain patents, and other rights to technologies created by its own staff or obtained through partnerships with other companies.

(d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

*The Reporting Person, Dr. Ball, is the sole shareholder and Chief Executive of International Global General Technologies, Inc., which received 100,000 shares of Issuer pursuant to an Agreement and Plan of Acquisition between the Issuer and International Global General Technologies, Inc., whereby International Global General Technologies, Inc. acquired all of the issued and outstanding shares of Issuer for $36,000. As such, Dr. Ball is deemed to be the beneficial owner of these shares.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3. above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Dr. Ball’s pecuniary and beneficial securities interest in the Issuer represented 100% of the total issued and outstanding common shares of the Issuer on the Date of the Event.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Agreement and Plan of Acquisition between Issuer and International Global General Technologies, Inc. attached as an exhibit to 51143 Inc.’s Form 8-K filed October 4, 2005, is hereby incorporated by reference into this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signatures:

Dated: October 24, 2005

/s/ Larry L. Ball
DR. LARRY L. BALL